Mail Stop 3561

January 8, 2010

Min-Tan Yang
Chief Executive Officer
Kid Castle Educational Corporation
8th Floor
No. 98 Min Chuan Road
Hsien Tien, Taipei, Taiwan ROC
Taipei, Taiwan

>   **Re: Kid Castle Educational Corporation**
>   **Amendment No. 3 to Preliminary Information**
>   **Statement on Schedule 14C**
>   **Filed December 23, 2009**
>   **File No. 333-39629**

Dear Mr. Yang:

      We have reviewed your letter dated December 22, 2009 in response to our comment letter dated November 19, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Schedule 13e-3</u>

1.   Considering you incorporate much of the information required to be disclosed on this form from your preliminary information statement on Schedule 14C, please file an amended Schedule 13E-3 to reflect that you have filed an amended information statement. Refer to Instruction D of Schedule 13E-3. When you file your amended Schedule 13E-3, please ensure that you also update "Item 13. Financial Statements" to reflect that you have filed a quarterly report on Form 10-Q for the period ended September 31, 2009.

Preliminary Information Statement on Schedule 14C

Special Factors, page 12

Independent Committee Deliberations and Fairness, page 21

2.   We note your response to comment three of our letter dated November 19, 2009 and your revised disclosure on page 21 reflecting that the Independent Committee considered the fact that Mr. Yang has purchased Company common stock for as little as $0.15 per share and for as much as $0.25 per share. Please discuss how this factor supports the Independent Committee's decision to support the transaction considering some of the prices at which Mr. Yang purchased his shares exceed the $0.18 cash out price.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3444, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Carter Mackley
       K&L Gates LLP
       Via Facsimile